Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Com Hem Holding AB (publ)
Subject Company: Com Hem Holding AB
Commission File No.: 132-02822
PRESS RELEASE, JULY 11, 2018
COM HEM REPORTS SECOND QUARTER RESULTS 2018
Second quarter summary Revenue increased by 1.1% to SEK 1,815m for the Group, with Com Hem Segment increasing by 3.5% to SEK 1,411m. Operating profit (EBIT) of SEK 214m decreased by 3.6% compared to SEK 222m in the previous year due to higher items affecting comparability. Excluding these items, EBIT increased by 9.0% from SEK 243m in Q2 2017 to SEK 265m in Q2 2018. EBITDA declined by 2.1% to SEK 693m due to SEK 30m higher items affecting comparability. Underlying EBITDA increased by 3.8% to SEK 758m for the Group, with Com Hem Segment increasing by 4.0% to SEK 674m. Cash flow from operating activities increased by 11.4% to SEK 533m. Operating free cash flow increased by 20.5% to SEK 504m for the Group due to lower capex and growth in underlying EBITDA. Net result increased by SEK 54m to SEK 105m mainly explained by a one-time tax effect due to lower corporate tax rate. Earnings per share: SEK 0.60 (0.28). Com Hem Segment: Unique consumer subscribers rose by 5,000 to record high 992,000. Continued growth in broadband, up 8,000 to record high 765,000 RGUs. Digital TV RGUs increased by 1,000 to 654,000. Consumer ARPU increased to SEK 378 (SEK 371 in Q1 2018), due to price adjustments. Consumer churn of 12.8% down 2.0 percentage points compared to last quarter. Boxer Segment: Consumer churn declined to 16.6% (19.3% in Q1 2018). Consumer ARPU increased to SEK 309 (SEK 304 in Q1 2018) mainly due to price adjustments. 4,000 broadband RGUs were added in the quarter. Decline in unique consumers of -7,000 compared to -9,000 in Q1 2018. Decline in RGUs of -6,000 compared to -7,000 in Q1 2018. Re-audited financial statements: A re-audit of financial statements, to be included in the submission of merger documentation with the U.S. Securities and Exchange Commission and the Swedish Financial Supervisory Authority, has been completed. Certain adjustments have been made to prior periods in 2017 and 2018 with no impact on revenue, operating profit (EBIT), cash flow or 2018 full year guidance. Figures for all periods 2017 include the effect of the restatement. See further appendix 1 to the report. Tele2 merger update: Merger documents now to be reviewed by US Securities and Exchange Commission and Swedish Financial Supervisory Authority. Once approved, EGM dates will be announced. On track for closing in Q4 2018.

Comment from Anders Nilsson, CEO, Com Hem Group:
Increased ARPU and lower churn in the Com Hem Segment
The Com Hem Segment consumer ARPU rose by SEK 8 sequentially to SEK 378 on the back of price adjustments implemented in the first quarter while consumer churn declined by 2.0 percentage points sequentially to 12.8%. Churn was slightly higher compared to the second quarter of 2017 as some of the churn related to price adjustments was carried over from the first quarter due to a change in the cancellation procedures. The sequential decrease in consumer churn led to higher volumes compared to the first quarter, partly offset by an impact from increased activity by competitors. The customer base grew by 5,000 subscribers, broadband RGUs increased by 8,000, digital TV RGUs increased by 1,000, while the fixed telephony RGU decline accelerated to 8,000 due to adjustments of fixed telephony pricing in the quarter.
Boxer integration completed
We finalized the system integration of Boxer during the quarter and expect the remaining synergies to be realized in the second half of the year. With this final step in the integration of Boxer we now have a fully integrated business with all functions run centrally for both brands. This allows Boxer to fully capitalize on the operational advantages of being part of the Com Hem Group with more efficient systems, sales, marketing and a product portfolio now including the new TV Hub which is available for Boxer customers in both the fibre networks and via the DTT network. Boxer consumer ARPU rose by SEK 5 to SEK 309 due to price adjustments in the first quarter and increased dual penetration. Consumer churn remains elevated partly due to a lagging effect from price adjustments but decreased by 2.7 percentage points sequentially to 16.6% in the quarter. Boxer added an additional 4,000 broadband RGUs which is in-line with previous quarters, while unique subscribers and total RGUs declined by 7,000 and 6,000 respectively, an improvement from previous quarters.
Early signs of a converging Swedish market
We saw a higher level of activity from competitors in the quarter. Specifically, we see competitors increasingly focus on fixed-mobile bundles by adding additional value to customers rather than discounting. While this had a slightly dampening effect on volumes in the quarter, we see this as a positive development in the long run as it should benefit both consumers and operators by encouraging operators to improve services and increase customers satisfaction. We believe that this natural development in the market will reduce the overall market churn and make pricing more resilient. This makes the upcoming merger with Tele2 even more timely as we aim to drive this trend in the Swedish market. Together with Tele2 we will have the additional tools and scale needed to amplify the more-for-more strategy which has underpinned the growth in Com Hem over the last few years.
Looking ahead
Our focus for the second half of the year will as always be continued efforts to increase customer satisfaction to create sustainable growth. We are upgrading our network in preparation for the 1+ Gbit/s launch to further enhance our superior broadband service and meet increasing customer demand for higher speeds and capacity. The TV Hub, which we believe perfectly matches the TVviewing habits of today’s consumer, is now being sold by both our main brands and should serve to further enhance customer satisfaction. Meanwhile we focus on developing our boxless TV-offering to turn it into our main product in the future. With the Boxer integration now completed, we can realize the rest of the cost synergies and run a more efficient dual brand strategy in the SDU market. These initiatives will create continued growth and secure delivery of our full year guidance. The merger with Tele2 is on track for a fourth quarter closing and in the meantime we will do everything we can to prepare the combined company to successfully drive fixed-mobile convergence from 2019 and beyond.
Notes to the editors:
You will find the complete report with tables in the attached PDF or at:
http://www.comhemgroup.se/en/investors/financial-reports-presentations/
Conference call on July 11
Management will host a conference call for the financial community at 10:00 am CET today. The presentation will be held in English and the presentation material can be accessed on www.comhemgroup.com. An on-demand version is also available after the presentation.
Link to webcast: https://comhemgroup.videosync.fi/2018-07-11_q2
Conference call dial-in numbers: Sweden: +46 (0)8 519 99 355
UK: +44 (0)203 1940 550
USA: +1 855 269 2605
To ensure that you are connected to the conference call, please dial in 10 minutes ahead of the conference call to register your attendance.
For queries, please contact:
Investors
Marcus Lindberg, Head of Investor Relations Tel: +46(0)734 39 25 40 marcus.lindberg@comhem.com
Media
Fredrik Hallstan, Head of PR Tel: +46(0)709 48 52 72 fredrik.hallstan@comhem.com
This information is information that Com Hem Holding AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 07:30 CET on July 11, 2018.
About Com Hem Group
Com Hem Group offers broadband, TV, play and telephony services to Swedish households and companies. Our powerful and future-proofed network with speeds up to 1 Gbit/s, covers half of the country’s households, making the Com Hem Group an important driver of creating a digital Sweden. We bring our 1.45 million customers the largest range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. The company was founded in 1983 and has approximately 1,100 employees. Com Hem Group is headquartered in Stockholm and operates through three subsidiaries; Com Hem AB, Boxer TV Access AB and iTUX Communication AB. In 2017, Group sales totalled SEK 7,136 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm. www.comhemgroup.com.

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 has submitted a registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.